INVEST IN **PONTO FOOTWEAR**

Share

The sustainable work-leisure brand


ponto

pontofootwear.com Carlsbad CA

Retail | Main Street | Product | Sustainability | Lifestyle

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. Over $250,000 revenue in first 6 months since store launch
2. Our footwear offers the comfort of work from home and the elevated aesthetic of a luxury brand.
3. People love our shoes. Our overall return rate is 7%, compared with the industry average of 25%.
4. 50% - 100% Month over Month growth during the last 4 months
5. Featured in Forbes, Footwear News, Instyle, MensHealth, Bustle, and more
6. We partner with the best NGOs and non-profits to help uplift others and reduce our footprint.

Our Team



Aaron Roubitchek Founder & CEO

5 Years of Digital Marketing Experience at Google, Youtube, and LinkedIn. Previously launched company through StartUp UCLA Summer Accelerator.

We wanted to create a physical product within the realm of sustainability. People have a unique emotional attachment to their shoes. They take us from A to B and ground us to the earth. Everyone wears shoes and they are so often overlooked as a place where we can have a real global impact.



Joseph Marquis Founder & COO

4 years of experience at Silicon Valley Start Ups after graduating with an MS in Mechanical Engineering from UC Berkeley.

We made the first sustainable dress sneaker (yes its a thing).

The world is complex and things are rarely black and white. Whether it's a clickbait headline or green-washed environmental claims it's hard to know what a brand really believes in. We saw a need to simplify through radical transparency.

At Ponto, we are re-imagining the consumer apparel space. We provide hybridized footwear that effectively (and fashionably) transitions from work to play and everything in between- while keeping the planet top of mind. Simply put, we're shoes made better. From sugarcane based outsoles to our chrome-free recycled leather uppers, Ponto's are made almost entirely from bio-based and recycled materials.



Tencel Fiber
Our regenerated tencel fiber lining is made from eucalyptus, oak, and birchwood that is biodegradable and antibacterial.
Recycled Leather
The top of our shoe is water repellant and made from repurposed scrap leather sourced from conventional leather tanneries around the world.
SweetFoam® Soles
Our outsoles are made from a sugarcane based foam and recycled EVA
Recycled and Plant-Based Foam
Our recycled and plant-based foam insole is made from 25% post-consumer recycled materials and 30% bio based natural materials.

Our first silhouette, The Pacific, is a timeless design and wardrobe staple. Long lasting and light as a feather, this shoe was designed for comfort, fit and versatility.

Where We Fit In



Essential
allbirds
ponto



More Than Just Shoes

We are a community of Changemakers.

At Ponto, the answer to the climate crisis begins with mindfulness. We believe that action is inspired from a place of joy and possibility, not from a place of fear. Small steps, in the right direction, add up to make a big difference. This all culminates in Ponto's guiding creed and slogan, **Love The Planet You Walk On.**



Shoes are what literally and emotionally root us to the earth, so footwear is a natural entry point to help people to be more mindful of the planet with every step. But we don't stop there...

We host musicians, breathing sessions, interviews with Changemakers, and engage like-minded people in a variety of ways as we focus on well-being and mental health across many different walks of life. We peel the curtains back and openly discuss the challenges of being a sustainable brand, while building a community and and educating our followers about topics such as carbon neutral shipping, eco-fabrics, and more. Together, we're making strides toward a more sustainable future.

Ponto Has Support From A Variety Of Influencers



We're Growing Fast. Very fast.

After raising $52K on Kickstarter, we launched our online store in November of 2020. In our first 6 months, we have generated over $250K in revenue. From February to May, our sales grew 60-100% month over month.



Ponto is on pace to generate nearly $1M in revenue by the end of 2021. We plan to release new colors and materials for The Pacific and expand our product line.

Out impact is global

We started this company because we wanted to make a sustainable physical product. Given that footwear and apparel account for nearly 10% of global carbon emissions, we knew that we could have a real impact on our planet. Our commitment to the planet extends beyond materials sourcing and selection:

- We use a single, shippable, 100% recycled and recyclable shoebox (as opposed to that annoying box in a box thing).

- We donate 1% of sales to the Changing Tides Foundation, a non-profit founded in our hometown of Encinitas.

- We partner with Soles4Souls, a non-profit that makes it easy to recycle and repurpose gently used shoes. Ponto issues a $20 credit to customers who donate their shoes.

- We ship Carbon Neutral.



Across every part of our business, we seek to do whats best for our customers, the planet, and our company. We put so much rigor behind our sustainability efforts not because it makes for catchy headlines and helps sales, but because we truly care about the environment and our footprint. Its why we started Ponto in the first place.

Fueled by a vision

To date, we have raised the following:

- $52K on Kickstarter
- $70K Friends and Family
- $250K Personal Investment
- $170K SBA Funding

Without institutional investor support, we have achieved more than many thought possible. Our revenue and growth trajectory is strong:







$6M
$5M
$4M
$3M
$2M
$1M
$0M
2020
2021
2022
2023
2024

Disclaimer: These projections cannot be guaranteed

Our vision is for Ponto to be a sustainable heritage brand with global reach, meaning we thoughtfully design each of our products to be both timeless and multi-functional. While we plan to remain in the space of footwear in the short term, longer-term we will expand into other categories in the lifestyle apparel and accessories space.

The Opportunity

To help us reach our goal and accelerate our mission we are creating space in the Ponto family for retail investors through this crowdfunding campaign.

Capital raised will be allocated and applied as follows:



Working Capital
25%
- Website improvements
- New Product Development
- Inventory
Sales and Marketing
50%
- Paid Ads (Facebook, Google, Instagram, Tik Tok)
- PR releases
- Advanced Marketing Software
- Data Analytics
- OOH Advertising (Billboards, Subways, etc.)
- Administrative Costs
- Employee Pay
General & Administrative
18.5%
Wefunder Fee
6.5%

Rock your own pair of Pontos

For anyone who invests over $1000, we will happily throw in a free pair of Pontos to help you show off your investment in style.

This is a unique opportunity to join our family and signal to the rest of the world that you care about the planet with every step you take and every dollar you invest.

As always, love the planet you walk on.

-Aaron & Joey

